Exhibit 99.20

☐	▼ DETACH PROXY CARD HERE ▼

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST
Court Meeting

1.	To approve the Scheme of Arrangement	☐	☐

VOTE
Extraordinary General Meeting		FOR	AGAINST	WITHHELD
Special Resolutions
1.	Cancellation of the First Preference Shares	☐	☐	☐

2.	Cancellation of the Second Preference Shares	☐	☐	☐

3.	Scheme of Arrangement	☐	☐	☐

To change your address, please mark this box.     ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here

NOTES:

1.	Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.

2.	In respect of the Extraordinary General Meeting, in the absence of such specific instructions, the Depositary will treat the return of this form duly signed by the due date as an instruction to give a discretionary proxy to the Chairman of the Meeting. In such event, the Proxy appointed by the Depositary will vote (or abstain from voting) as he or she thinks fit on the specified resolution.

3.	In respect of the Court Meeting, in the absence of such specific instructions, or if this form is not returned, the Depositary will not vote or cause to be voted on a poll at the Court Meeting in respect of the Ordinary shares of The “Shell” Transport and Trading Company, Public Limited Company represented by Depositary Receipts for New York Shares registered in the name of the undersigned on the books of the Depositary.

4.	The Depositary will treat the return of this form duly signed as an instruction to grant to any proxy it appoints authority to vote (or abstain from voting) as the proxy thinks fit in connection with any changes to the Scheme or on any other business that may properly come before the Court Meeting or the Extraordinary General Meeting.

THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY

Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on June 21, 2005)

     The undersigned registered holder of New York Shares (each representing six Ordinary shares of 25 pence nominal amount each of The “Shell” Transport and Trading Company, Public Limited Company) hereby requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Ordinary shares of The “Shell” Transport and Trading Company, Public Limited Company represented by Depositary Receipts for New York Shares registered in the name of the undersigned on the books of the Depositary as of the close of business on May 13, 2005 at the Court Meeting and Extraordinary General Meeting of the Members of The “Shell” Transport and Trading Company, Public Limited Company to be held in London, England, on June 28, 2005 in respect of the resolutions specified on the reverse hereof.

THE SHELL TRANSPORT
P.O. BOX 11328
NEW YORK, N.Y. 10203-0328

To include any comments, please mark this box.     ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.